

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2014

<u>Via e-mail</u>
Ms. Leslie D, Hale
Chief Financial Officer
RLJ Lodging Trust
3 Bethesda Metro Center, Suite 1000
Bethesda, MD 20814

   RE: **RLJ Lodging Trust**
      Form 10-K for the Fiscal Year Ended December 31, 2013
      Filed February 27, 2014
      Form 10-Q for the Period Ended March 31, 2014
      Filed May 8, 2014
      File No. 1-35169

Dear Ms. Hale:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Daniel L. Gordon

          Daniel L. Gordon
          Branch Chief